ACQUISITION
Effective at the close of business on June 23, 2006, the Evergreen Disciplined Value Fund ("Fund") acquired the net assets of Evergreen Strategic Value Fund
("Strategic Value Fund") in a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund.
Shares were issued to Class A, Class B, Class C, Class I and Class IS shareholders of Strategic Value Fund at an exchange ratio of 1.30, 1.30, 1.30, 1.31 and 1.30 for
Class A, Class B, Class C, Class I and Class A shares, respectively, of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $34,714,807. The aggregate net assets of the Fund and Strategic Value Fund immediately prior to the acquisition were $226,684,974 and $444,280,452, respectively. The aggregate net assets of the Fund immediately after the acquisition were $670,965,426.